SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. __ /*/)


                              BODISEN BIOTECH, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   096892104
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                                 (CUSIP Number)

                                 Sylvia M. Gee
                                 P.O. Box CB-13482
                                 Nassau, Bahamas

                               sylgeegee@yahoo.com
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           (Name, Address, and Email address of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2011
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 096892104
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1    NAMES OF REPORTING PERSONS

     Sylvia M. Gee
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


                         7    SOLE VOTING POWER

                              1,200,000
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                         8    SHARED VOTING POWER

                              0
                         -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              1,200,000
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                         10   SHARED DISPOSITIVE POWER

                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,200,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.4%
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14   TYPE OF REPORTING PERSON*

          IN
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ITEM 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock"), of Bodisen Biotech, Inc. (the "Issuer").

      The address of the Issuer's principal executive office is

             Room 2001, FanMei Building
             No. 1 Naguan Zhengjie
             Xi'an, Shaanxi  710068
             People's Republic of China

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Sylvia M. Gee (the
"Reporting Person").

      (b) The principal address for the Reporting Person is P.O. Box CB-13482, Nassau, Bahamas.

      (c) The Reporting Person is a nominee for William H. Brandt.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal.

ITEM 4. PURPOSE OF TRANSACTION.

William H. Brandt (WHB) wants the Company to grow through prudent mergers and acquisitions in China's fertilizer industry.
WHB suspects that the Company is a victim of a Wall Street manipulation scheme.

WHB intends to buy more BBCZ shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      The Reporting Person is a nominee for William H. Brandt (WHB).
1.2 million BBCZ shares is 6.4% of the last-reported total outstanding.

The shares were accumulated over several years at an estimated cost-basis of less than $1.00 per share through open-market purchases.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated as of: January 25, 2011

                                                   By:  /s/  Sylvia M. Gee
                                                   ------------------------
					           Name:  Sylvia M. Gee